  Exhibit 99.1

NEWS RELEASE

First Mining Announces Closing of US$22.5 Million Funding by First Majestic Silver to Advance the Springpole Gold Project

July 2, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the closing of its previously announced transaction with First Majestic Silver Corp. (“First Majestic”) (TSX: FR) (NYSE: AG) to advance the Company’s 100%-owned Springpole Gold Project (“Springpole” or the “Project”) located in Ontario, Canada. Under the terms of a silver purchase agreement (the “Agreement”) that First Majestic has entered into with the Company, First Majestic has agreed to pay First Mining total consideration of US$22.5 million, over three stages, for the right to purchase 50% of the payable silver produced from Springpole for the life of the Project (the “Stream”).

As initial upfront consideration, First Majestic paid US$10 million to First Mining on closing, with US$2.5 million paid in cash and the remaining US$7.5 million paid in common shares of First Majestic (the Company received 805,698 First Majestic shares) which are subject to a statutory hold period of four months plus one day from the closing date.

Additional consideration payable for the Stream includes two further payments (in cash and First Majestic shares) based on Project-related milestones. Upon completion of a positive Pre-Feasibility Study (“PFS”) for Springpole, First Mining will receive US$7.5 million from First Majestic, with a further US$5 million payable upon First Mining receiving approval of a Federal or Provincial Environmental Assessment for the Project. Further details relating to the transaction and the terms of the Agreement with First Majestic are provided in the Company’s news release dated June 11, 2020.

The proceeds received by First Mining will be used to advance Springpole through the PFS and the Environmental Assessment processes, and to fund general corporate expenses. Field personnel returned to the Project site in June 2020 to continue environmental and geotechnical data collection efforts. The Springpole camp is operating under a strict COVID-19 risk mitigation policy incorporating recommendations set by the Government of Canada and the Government of Ontario. All employees and contractors at Springpole are subject to heightened health and safety standards in accordance with this risk mitigation policy.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

Springpole Gold Project

Springpole is one of the largest undeveloped open pit gold assets in Canada, with permitting and a Pre-Feasibility Study underway. The Project covers 41,943 hectares in northwestern Ontario, located approximately 110 kilometres northeast of Red Lake. Springpole currently hosts 4.67 million ounces gold in the Indicated category and 0.23 million ounces gold in the Inferred category, and the results of a Preliminary Economic Assessment study published in 2019 (“PEA”) showcased the Project’s size and scale. The study highlights an open pit mine and milling process with the potential to produce an average of 410,000 ounces of gold annually when in production (years two to nine). First Mining acquired the Project in November 2015 through its acquisition of Gold Canyon Resources Inc.

For additional details, including a description of data verification and QA/QC procedures, refer to the technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared for First Mining by SRK Consulting (Canada) Inc. in accordance with NI 43-101, and which is available under First Mining’s SEDAR profile at www.sedar.com. First Mining notes that the PEA is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and that there is no certainty that the PEA will be realized.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement (EIS) targeted for 2021. The Company is also in the process of closing its announced transaction with Treasury Metals Inc., after which it will hold a large equity position in Treasury that is advancing the Goliath-Goldlund gold project towards construction. First Mining’s eastern Canadian property portfolio also includes Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) additional consideration being received by First Mining under the terms of the Agreement upon the completion of a PFS for Springpole and upon receipt of a Federal or Provincial Environmental Assessment for the Project, and the timing of the Company receiving such additional consideration; (ii) the Company using the proceeds received under the transaction with First Majestic to advance Springpole through the PFS and the Environmental Assessment processes, and for general corporate expenses; (iii) the Company’s focus on developing and permitting Springpole;(iv) the potential for Springpole to produce an average of 410,000 ounces of gold annually when in production (years two to nine); (v) timing for the completion of a PFS for Springpole; (vi) timing for the submission of an Environmental Impact Statement for Springpole; (vii) closing of the transaction with Treasury Metals Inc. and the Company holding a large equity position in Treasury Metals Inc. after closing; and (viii) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.